UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TELEFONICA DEL PERÚ S.A.A.

(Name of Issuer)

Class B Ordinary Shares

(Title of Class of Securities)

879384105

(CUSIP Number)

Telefónica, S.A

Gran Vía 28

28013 Madrid, Spain

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879384105

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of above persons (entities only).
TELEFONICA S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization SPAIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,671,277,190 ordinary shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,671,277,190 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,277,190 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 97.06%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
This statement relates to ordinary shares and preferred shares of Telefonica del Perú S.A.A. (the "Issuer") Avenida de Arequipa 1155, Santa Beatriz, Lima, Peru.
Item 2.	Identity and Background
	(a)	TELEFONICA, S.A.
	(b)	Gran Vía 28, 28013 Madrid, Spain
	(c)	Delivery and exploitation of any and all kinds of public and private telecommunication services.
	(d)	No
	(e)	No
	(f)	SPAIN

Set forth on Schedule 1 hereto is the following information required by Item 2 with respect to (i) each executive officer and director of the reporting person; (ii) each person controlling the reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the reporting person: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, (d) to the best of the reporting person's knowledge, whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best of the reporting person's knowledge, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship. Schedule 1 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

In May 1994, TISA acquired 35% of the capital stock of the Issuer through its wholly owned subsidiary, Telefónica Perú Holding S.A., for a total consideration of US$ 2,002 million.

In December 1994, TISA sold 10% of the capital stake of Telefónica Perú Holding, S.A. for a total consideration of Pesetas 40,031 million. As a result, Telefónica's stake in the Issuer was reduced to 31.5%.

In November 1999, TlSA acquired an additional 5.03% stake in the capital stock of the Issuer. As a result, Telefónica's Group stake in the Issuer as of December 31, 1999, was 36.53%.

In January 2000, Telefónica, S.A. acquired 53.12% of the capital stock of the Issuer through an exchange offer of its own shares. As a result as of December 31, 2000, Telefónica S.A. owned directly and indirectly 89,72% of the Issuer's capital stock.

In February 2000, Telefónica S.A. transferred its 57.6% interest in the Issuer to Telefónica Internacional.

In July 2001, TISA acquired 10% of Telefónica Perú Holding S.A's capital stock, for a total consideration of Euro 227.34 million. As a result, TISA increased its stake in the Issuer to 3.5%, and consequently Telefónica, S.A. owns directly and indirectly 97.7% of the Issuer's capital stock.

Item 4.	Purpose of Transaction

These aquisitions were part of the overall strategy of the Telefónica Group to continue to expand and reorganize its business lines. The reorganization will allow a managerial and operational consolidation of its business lines enhancing its strategic and competive position. Its objetive was to accelerate the process of creating and continuing the development of separate but affiliated, business units.

Item 5.	Interest in Securities of the Issuer
(a)

1,671,277,190 existing shares, or 97.06% of the share capital.

Telefónica S.A. owns 100% of Telefónica Internacional, S.A., which in turn owns 99.99% of Telefónica Perú Holding S.A.C. Telefónica Internacional, S.A. directly owns 852,821,462 Class B shares. Telefónica Perú Holding S.A.C. owns 669,762,378 Class A shares and 148,693,350 Class B shares.

	(b)	Shared power to vote and dispose: 1,671,277,190 ordinary shares
	(c)	Not applicable
	(d)	Not applicable
	(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFÓNICA, S.A.
/s/ Antonio Alonso Ureba
Antonio Alonso Ureba
General Counsel

SCHEDULE 1

TELEFÓNICA, S.A.
(a)	Mr. César Alierta Izuel
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Executive Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando Abri-Martorell
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Operating Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Isidro Fainé Casas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Antonio Fernández Rivero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando de Almansa Moreno-Barreda
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	International affairs advisor
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Cadenato Matía
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Maximino Carpio García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Manager of Telefónica Móviles, S.A., Member of the Spanish economic and social committee and Professor of Economics of the Autonoma University of Madrid
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Carlos Colomer Casellas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of the Colomer Group
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Alfonso Ferrari Herrero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Director of CTC Chile
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Fonollosa García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gonzalo de Hinojosa Fernández Angulo
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Cortefiel
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Miguel Horta e Costa
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Portugal Telecom.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Pablo Isla Alvarez de Tejera
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Altadis
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Luis Lada Díaz
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Massanell Lavilla
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Enrique Used Aznar
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Amper, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Mario Eduardo Vázquez
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Telefónica de Argentina, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Viana-Baptista
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman Chief Executive Officer of Telefónica Móviles, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gregorío Villalabeitia Galarraga
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Jesús Alonso Ureba
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Secretary and Secretary of the Board of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN